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04002398

SECURITIE ... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEAR AND BULL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CENTERPARK II, 4061 POWDER MILL ROAD, 7TH FLOOR
(No. and Street)

CALVERTON (City) MARYLAND (State) 20705-4053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL A. JACKSON, SR., PRESIDENT 301-505-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

*SEE ATTACHED EXEMPTIONS
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of		31-Dec 2003		31-Dec 2002
Assets				
Cash and cash equivalents	$	9,921	$	7,251
Securities - Marketable		2,835		3,300
Total Assets	$	12,756	$	10,551
Liabilities				
Total Liabilities		$0		$0
Shareholder's Equity				
Common Stock (par plus paid-in capital)*	$	7,150	$	7,150
Retained Earnings,		5,606		3,401
Total Shareholder's Equity		12,756		10,551
Total Liabilities and Shareholder's Equity	$	12,756	$	10,551
* Number of shares outstanding		5,000		5,000